# ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Listed Company NIRE 35300010230

## ANNOUNCEMENT TO THE MARKET

**Itaú Unibanco Holding S.A.**
**2nd Quarter 2024 Results**

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 2nd quarter of 2024 ending June 30, 2024, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 08/07/2024 at 08:00 a.m. (EDT) / 09:00 a.m. (Brasília time) **(Attachment 01)**;
- Presentation of the interactive meeting on the quarterly result, scheduled for Wednesday, 08/07/2024 at 09:00 a.m. (EDT) / 10:00 a.m. (Brasília time) **(Attachment 02)**;
- Institutional Presentation of the 2nd quarter of 2024 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, August 07, 2024.

**Renato Lulia Jacob**
Group Head of Corporate Strategy, Investor Relations and Corporate Development

# Attachment 01

(portuguese only)

Itaú Unibanco Holding S.A.

# Resultados **2T24**

São Paulo, **07 de Agosto de 2024**

# Destaques do trimestre

Variação 2T24 vs. 1T24

| | | |
|---|---|---|
| **Resultado Recorrente Gerencial** | R$ 10,1 bilhões | ∧ 3,1% |
| **Carteira de Crédito** | R$ 1.254,1 bilhões | ∧ 5,9% |
| **Serviços e Seguros** | R$ 13,7 bilhões | ∧ 5,0% |

| | | | |
|---|---|---|---|
| **ROE Recorrente Gerencial** | Consolidado | 22,4% | ∧ 0,5 p.p. |
| | Brasil | 23,6% | ∧ 1,0 p.p. |
| **NPL Brasil** | > 90 dias | 3,0% | ∨ 0,1 p.p. |
| | 15 – 90 dias | 2,3% | ∨ 0,1 p.p. |
| **Capital Principal (CET I)** | | 13,1% | ∧ 0,1% |

# Carteira de crédito

em R$ bilhões

| | jun/24 | mar/24 | Δ | jun/23 | Δ |
|---|---|---|---|---|---|
| Pessoas físicas | 418,3 | 413,4 | 1,2% | 405,4 | 3,2% |
| Cartão de crédito | 130,9 | 130,9 | 0,0% | 128,4 | 2,0% |
| Crédito pessoal | 63,9 | 62,5 | 2,3% | 58,2 | 9,7% |
| Crédito consignado | 74,0 | 73,5 | 0,8% | 74,9 | -1,2% |
| Veículos | 34,8 | 33,8 | 3,1% | 32,4 | 7,5% |
| Crédito imobiliário | 114,6 | 112,8 | 1,6% | 111,5 | 2,8% |
| Micro, pequenas e médias empresas | 198,2 | 193,0 | 2,7% | 176,3 | 12,5% |
| Grandes empresas | 408,5 | 376,0 | 8,6% | 351,1 | 16,3% |
| Total Brasil | 1.025,0 | 982,5 | 4,3% | 932,8 | 9,9% |
| América Latina | 229,1 | 202,3 | 13,3% | 218,8 | 4,7% |
| Total[1] | 1.254,1 | 1.184,8 | 5,9% | 1.151,6 | 8,9% |
| Total (ex-variação cambial) | 1.254,1 | 1.220,7 | 2,7% | 1.170,5 | 7,1% |

| Crédito PF Cartão de Crédito | jun/24 x mar/24 | jun/24 x jun/23 |
|---|---|---|
| Personnalité + Uniclass | ^ 3,5% | ^ 17,3% |

## Originação de crédito[2]

| | 2T24 vs. 1T24 | 2T24 vs. 2T23 |
|---|---|---|
| Pessoas físicas | + 6% | + 19% |
| Micro, pequenas e médias empresas | + 7% | + 11% |
| Grandes empresas | + 23% | + 21% |
| Total Brasil | + 13% | + 17% |

**Originação Crediário + Cheque especial**

71% concentrada nos segmentos Personnalité e Uniclass no 2T24

(1) Inclui títulos privados e garantias financeiras prestadas. (2) Não considera originação de cartão de crédito, cheque especial, renegociação de dívida e outros créditos rotativos. Média por dia útil no período. Considera somente crédito.

# Margem financeira com clientes


Variação
em R$ bilhões
R$ 1,8 bi (+7,4%)
R$ 0,6 bi (+2,7%)
24,5
25,8
-3,0
22,8
-0,1
0,4
0,2
0,2
23,4
2,8
26,3
2T23 Ex-Argentina
1T24
Capital de Giro[1] Próprio e outros 1T24
Operações Sensíveis a Spreads 1T24
Mix de produtos[2]
Volume médio
Spreads e margem de passivos
América Latina e outros[3]
Operações Sensíveis a Spreads 2T24
Capital de Giro[1] Próprio e outros 2T24
2T24

## Margem média anualizada consolidado


8,8%
8,9%
9,0%
8,9%
8,8%
5,4%
5,6%
5,8%
5,8%
5,7%
2T23
3T23
4T23
1T24
2T24

## Margem média anualizada Brasil


9,6%
9,7%
9,8%
9,6%
9,5%
5,6%
5,9%
6,2%
6,1%
6,2%
2T23
3T23
4T23
1T24
2T24
Margem com clientes
Margem com clientes ajustada ao risco

(1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil; (3) América Latina e outros considera operações estruturadas do atacado.

# Receita de serviços e resultado de seguros

em R$ bilhões

| | 2T24 | 1T24 | Δ | 2T23 | Δ |
|---|---|---|---|---|---|
| Cartões de crédito e débito | 4,2 | 4,2 | 0,8% | 4,0 | 4,2% |
| Emissão | 3,1 | 3,1 | 0,7% | 2,9 | 8,4% |
| Adquirência | 1,1 | 1,1 | 1,0% | 1,2 | -6,3% |
| Conta corrente[1] | 1,6 | 1,6 | -4,1% | 1,7 | -6,8% |
| Administração de recursos[2] | 1,6 | 1,5 | 8,0% | 1,4 | 12,7% |
| Assessoria econômico-financeira e corretagem | 1,5 | 1,1 | 33,9% | 0,8 | 83,5% |
| Operações de crédito e garantias prestadas | 0,7 | 0,7 | 0,8% | 0,7 | 4,4% |
| Serviços de recebimento | 0,5 | 0,5 | 3,9% | 0,5 | 4,1% |
| Outros | 0,3 | 0,4 | -17,0% | 0,4 | -12,4% |
| América Latina (ex-Argentina) | 0,9 | 0,8 | 6,9% | 0,7 | 19,1% |
| **Receitas de serviços** | **11,3** | **10,9** | **4,4%** | **10,3** | **10,4%** |
| **Resultado de seguros, previdência e capitalização[3]** | **2,4** | **2,2** | **7,6%** | **2,1** | **15,4%** |
| **Serviços e seguros (ex-Argentina)** | **13,7** | **13,1** | **5,0%** | **12,3** | **11,3%** |
| Argentina | - | - | - | 0,1 | - |
| **Serviços e seguros** | **13,7** | **13,1** | **5,0%** | **12,4** | **10,4%** |

## Administração de recursos

| | 2T24 x 2T23 | 1S24 x 1S23 |
|---|---|---|
| **Captação líquida** | ^ **22%** | ^ **34%** |

## Previdência

Receitas de previdência
2T24 x 1T24
^ **22,8%**

Captação líquida
2T24 x 1T24
^ **61%**

## Banco de investimento[4]

Renda fixa – DCM (até Maio24)
(1º lugar em volume originado[5])

**R$ 47,9 bi**
27% market share

(1) Excluindo o efeito da isenção de tarifas de conta corrente para clientes do Rio Grande do Sul ocorrida no 2T24, a redução das receitas teria sido de 1,8%; (2) Considera receitas de administração de fundos e de administração de consórcios; (3) Inclui as receitas de seguros, previdência e capitalização, após as despesas com sinistros e de comercialização; (4) No Brasil; (5) Fonte: Anbima.

# Qualidade do crédito

NPL 15 - 90 dias - % consolidado


2,4%
2,3%
2,3%
2,5%
2,5%
2,4%
2,5%
2,5%
2,5%
2,3%
2,3%
2,3%
2,3%
2,3%
2,2%
2,4%
2,4%
2,4%
2,5%
2,3%
2,3%
+0,02p.p.
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24

NPL 90 dias - % consolidado


3,4%
3,4%
3,5%
3,5%
3,2%
3,1%
3,0%
3,0%
2,9%
3,0%
3,0%
2,8%
2,7%
2,7%
1,9%
1,4%
1,3%
1,3%
1,4%
1,4%
1,4%
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
Brasil
Total
América Latina
Impacto cessão de créditos¹

Brasil


3,1%
3,5%
3,4%
3,2%
3,2%
3,3%
3,2%
1,6%
1,8%
1,8%
1,7%
1,8%
1,9%
1,7%
1,2%
0,2%
0,3%
0,2%
0,0%
0,3%
0,1%
+0,12p.p.
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24

Brasil


4,8%
4,9%
4,9%
4,9%
4,4%
4,2%
4,2%
2,3%
2,3%
2,5%
2,6%
2,6%
2,6%
2,6%
0,5%
0,1%
0,1%
0,1%
0,1%
0,1%
0,1%
dez/19
mar/23
jun/23
set/23
dez/23
mar/24
jun/24
Pessoas físicas
Micro, pequenas e médias empresas
Grandes empresas
Impacto cessão de créditos¹

(1) No segundo trimestre de 2024, realizamos vendas de créditos com baixa probabilidade de recuperação para empresas não ligadas e sem retenção de riscos, que estariam ativos ao final de junho/24 no valor de R$ 281 milhões do segmento de grandes empresas.

# Despesas não decorrentes de juros

em R$ bilhões

| | 2T24 | 1T24 | Δ | 1S24 | 1S23 | Δ |
|---|---|---|---|---|---|---|
| Despesas de pessoal | (6,6) | (6,5) | 2,5% | (13,1) | (12,1) | 8,4% |
| Despesas administrativas e outras[1] | (6,5) | (6,0) | 7,1% | (12,5) | (11,8) | 5,9% |
| **Total - Brasil** | **(13,1)** | **(12,5)** | **4,7%** | **(25,5)** | **(23,8)** | **7,1%** |
| América Latina (ex-Argentina) | (2,0) | (1,9) | 5,2% | (3,9) | (3,7) | 6,8% |
| **Despesas não decorrentes de juros (Ex-Argentina)** | **(15,1)** | **(14,4)** | **4,7%** | **(29,5)** | **(27,5)** | **7,1%** |
| Argentina | - | - | - | - | (0,6) | - |
| **Despesas não decorrentes de juros** | **(15,1)** | **(14,4)** | **4,7%** | **(29,5)** | **(28,1)** | **5,0%** |

## Índice de eficiência



46,3%
45,4%
44,5%
41,2%
39,7%
38,5%
44,7%
43,8%
42,7%
39,1%
37,8%
37,0%
1S19
1S20
1S21
1S22
1S23
1S24
Consolidado
Brasil

## Variação com destaque para investimentos

1S24 vs. 1S23 – em R$ bilhões



Investimentos
Core: (0,7) | +3,8%
(28,1)
4,2
(23,8)
(1,0)
(24,9)
0,5
(1,2)
(25,5)
(3,9)
(29,5)
1S23
América Latina
Brasil 1S23
Negócios e tecnologia
Brasil com investimentos
Programa eficiência
Transacionais e demais
Brasil 1S24
América Latina
1S24

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros). Não inclui PIS, COFINS e ISS.

Itaú Unibanco Holding S.A.

# Resultados **2T24**

São Paulo, **07 de Agosto de 2024**

# Attachment 02

Itaú Unibanco Holding S.A.

# Earnings review **2Q24**

São Paulo, **August 7th 2024**

# Quarter highlights

2Q24 vs. 1Q24 Change

| | | |
|---|---|---|
| **Recurring Managerial Result** | R$10.1 billion | ^ 3.1% |
| **Credit portfolio** | R$1,254.1 billion | ^ 5.9% |
| **Fees and insurance** | R$13.7 billion | ^ 5.0% |

| | | | |
|---|---|---|---|
| **Recurring Managerial ROE** | Consolidated | 22.4% | ^ 0.5 p.p. |
| | Brazil | 23.6% | ^ 1.0 p.p. |
| **Brazil NPL** | +90 days | 3.0% | v 0.1 p.p. |
| | 15 – 90 days | 2.3% | v 0.1 p.p. |
| **Common Equity Tier I (CET I)** | | 13.1% | ^ 0.1% |

# Credit portfolio

In R$ billion

| | Jun-24 | Mar-24 | Δ | Jun-23 | Δ |
|---|---|---|---|---|---|
| Individuals | 418.3 | 413.4 | 1.2% | 405.4 | 3.2% |
| Credit card loans | 130.9 | 130.9 | 0.0% | 128.4 | 2.0% |
| Personal loans | 63.9 | 62.5 | 2.3% | 58.2 | 9.7% |
| Payroll loans | 74.0 | 73.5 | 0.8% | 74.9 | -1.2% |
| Auto loans | 34.8 | 33.8 | 3.1% | 32.4 | 7.5% |
| Mortgage | 114.6 | 112.8 | 1.6% | 111.5 | 2.8% |
| Very small, small and middle market loans | 198.2 | 193.0 | 2.7% | 176.3 | 12.5% |
| Corporate loans | 408.5 | 376.0 | 8.6% | 351.1 | 16.3% |
| **Total Brazil** | **1,025.0** | **982.5** | **4.3%** | **932.8** | **9.9%** |
| Latin America | 229.1 | 202.3 | 13.3% | 218.8 | 4.7% |
| **Total[1]** | **1,254.1** | **1,184.8** | **5.9%** | **1,151.6** | **8.9%** |
| **Total (ex-fx variation)** | **1,254.1** | **1,220.7** | **2.7%** | **1,170.5** | **7.1%** |

| Individuals Credit card loans | Jun-24 x Mar-24 | Jun-24 x Jun-23 |
|---|---|---|
| Personnalité + Uniclass | ^ 3.5% | ^ 17.3% |

## Credit origination[2]

| | 2Q24 vs. 1Q24 | 2Q24 vs. 2Q23 |
|---|---|---|
| Individuals | + 6% | + 19% |
| Very small, small and middle market | + 7% | + 11% |
| Corporate | + 23% | + 21% |
| Brazil total | + 13% | + 17% |

Origination
Unsecured personal loans + Overdraft

71% concentrated in Personnalité and Uniclass segments in 2Q24

(1) Includes private securities and financial guarantees provided.(2) Does not consider origination of credit card, overdraft, debt renegotiation and other revolving credits. Average origination per working day in the period. Considers only credit.

# Financial margin with clients

## Change
In R$ billion



^ R$1.8 bn (+7.4%)
^ R$0.6 bn (+2.7%)
24.5
25.8
-3.0
22.8
-0.1
0.4
0.2
0.2
23.4
2.8
26.3
2Q23 Ex-Argentina
1Q24
Working capital[1] and others 1Q24
Spread-sensitive operations 1Q24
Product mix [2]
Average volume
Spreads and liabilities margin
Latin America and others [3]
Spread-sensitive operations 2Q24
Working capital[1] and others 2Q24
2Q24

## Annualized average margin consolidated



8.8%
8.9%
9.0%
8.9%
8.8%
5.4%
5.6%
5.8%
5.8%
5.7%
2Q23
3Q23
4Q23
1Q24
2Q24

## Annualized average margin Brazil



9.6%
9.7%
9.8%
9.6%
9.5%
5.6%
5.9%
6.2%
6.1%
6.2%
2Q23
3Q23
4Q23
1Q24
2Q24

Margin with clients

Risk-adjusted financial margin with clients

(1) Includes capital allocated to the business areas (except treasury), in addition to working capital of the corporation; (2) Change in the composition of assets with credit risk between periods in Brazil; (3) Latin America and others considers structured wholesale operations.

# Interest rate sensitivity

## Evolution of the annualized average rate of total margin (clients + market) vs CDI (market interest rate)

Total margin normalized by the effect of the interest rate cap on overdraft, the constant credit mix as of 4Q19, the end of overhedge strategy and the capital ratio hedge in the margin with the market.



Programa Travessia (reprofiling program)
14.1%
10.9%
6.4%
6.4%
3.1%
3.2%
12.4%
13.6%
10.5%
105.0
94.3
107.4
102.4
114.1
99.8
115.0
102.0
100.0
100.0
95.4
81.6
109.2
94.9
100.3
97.1
100.1
98.0
106.3
101.8
last quarter before the pandemic
1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24
Annualized total margin – normalized (base 100 – 4Q19)
Annualized risk- adjusted total margin - normalized (base 100 – 4Q19)
CDI (market interest rate) – annualized rate

# Financial margin with the market

In R$ billion


Brazil
Latin America
Capital index hedge
1.1
1.3
0.2
-0.4
0.7
1.0
0.1
-0.4
0.8
1.1
0.1
-0.3
1.1
1.1
0.2
-0.3
1.4
1.6
0.1
-0.3
2Q23
3Q23
4Q23
1Q24
2Q24

# Commissions, fees and result from insurance

In R$ billion

| | 2Q24 | 1Q24 | Δ | 2Q23 | Δ |
|---|---|---|---|---|---|
| Credit and debit cards | 4.2 | 4.2 | 0.8% | 4.0 | 4.2% |
| Card issuance | 3.1 | 3.1 | 0.7% | 2.9 | 8.4% |
| Acquiring | 1.1 | 1.1 | 1.0% | 1.2 | -6.3% |
| Current account services[1] | 1.6 | 1.6 | -4.1% | 1.7 | -6.8% |
| Asset management[2] | 1.6 | 1.5 | 8.0% | 1.4 | 12.7% |
| Advisory services and brokerage | 1.5 | 1.1 | 33.9% | 0.8 | 83.5% |
| Credit operations and guarantees provided | 0.7 | 0.7 | 0.8% | 0.7 | 4.4% |
| Collection services | 0.5 | 0.5 | 3.9% | 0.5 | 4.1% |
| Other | 0.3 | 0.4 | -17.0% | 0.4 | -12.4% |
| Latin America (ex-Argentina) | 0.9 | 0.8 | 6.9% | 0.7 | 19.1% |
| Commissions and fees | 11.3 | 10.9 | 4.4% | 10.3 | 10.4% |
| Insurance, pension plans and premium bonds[3] | 2.4 | 2.2 | 7.6% | 2.1 | 15.4% |
| Commissions and insurancen (Ex-Argentina) | 13.7 | 13.1 | 5.0% | 12.3 | 11.3% |
| Argentina | - | - | - | 0.1 | - |
| Commissions and insurance | 13.7 | 13.1 | 5.0% | 12.4 | 10.4% |

**Assets under management**

| | 2Q24 x 2Q23 | 1H24 x 1H23 |
|---|---|---|
| Net inflow | ^ 22% | ^ 34% |

**Pension Plan**

Revenues
2Q24 x 1Q24
^ 22.8%

Net inflow
2Q24 x 1Q24
^ 61%

**Investment banking[4]**

Fixed income – DCM
(as of May 2024)
(1st in originated volume[5])

R$47.9 bn
27% market share

(1) Excluding the effect of the exemption of current account fees for clients in the state of Rio Grande do Sul in 2Q24, the reduction in revenues would have been 1.8%; (2) Includes fund management fees and "consórcio" management fees; (3) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (4) In Brazil; (5) Source: Anbima.

# Credit quality

## 15 - 90 days NPL % consolidated



2.4%
2.3%
2.3%
2.5%
2.5%
2.4%
2.5%
2.5%
2.5%
2.3%
2.3%
2.3%
2.3%
2.3%
2.2%
2.4%
2.4%
2.4%
2.5%
2.3%
2.3%
+0.02p.p.
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24

## 90 days NPL % consolidated



3.4%
3.0%
1.9%
3.4%
2.9%
1.4%
3.5%
3.0%
1.3%
3.5%
3.0%
1.3%
3.2%
2.8%
1.4%
3.1%
2.7%
1.4%
3.0%
2.7%
1.4%
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24
Brazil
Total
Latin America
Impact of sale of loans¹

## Brazil



3.1%
3.5%
3.4%
3.2%
3.2%
3.3%
3.2%
1.6%
1.8%
1.8%
1.7%
1.8%
1.9%
1.7%
1.2%
0.2%
0.3%
0.2%
0.0%
0.3%
0.1%
+0.12p.p.
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24

## Brazil



4.8%
4.9%
4.9%
4.9%
4.4%
4.2%
4.2%
2.3%
2.3%
2.5%
2.6%
2.6%
2.6%
2.6%
0.5%
0.1%
0.1%
0.1%
0.1%
0.1%
0.1%
Dec-19
Mar-23
Jun-23
Sep23
Dec-23
Mar-24
Jun-24
Individuals
very small, small and middle market companies
Corporate
Impact of sale of assets¹

(1) In the second quarter of 2024, we sold loans with low probability of recovery to unrelated companies and without risk retention, which would be active at the end of June-24 worth R$281 million of the corporate portfolio.

# Quality and cost of credit

## Cost of credit[1] (in R$ billion)

-o- Annualized cost of credit / Loan portfolio[2] - (%)


3.3%
3.2%
3.3%
3.2%
3.1%
3.0%
2.9%
5.8
9.1
9.4
9.3
9.2
8.8
8.8
4Q19
1Q23
2Q23
3Q23
4Q23
1Q24
2Q24

## Renegotiated portfolio (in R$ billion)

-o- Renegotiated portfolio / Total portfolio - (%)


3.9%
3.5%
3.6%
3.5%
3.3%
3.2%
3.0%
28.1
39.8
40.9
40.9
39.0
37.6
37.4
Consolidated
25.7
36.3
37.4
37.3
35.5
34.6
34.1
Brazil
Dec-19
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24

## Coverage ratio – NPL 90 days (%)


930%
1667%
1403%
1468%
1342%
1253%
1021%
238%
260%
275%
271%
260%
285%
277%
229%
212%
212%
209%
216%
221%
215%
183%
182%
180%
177%
182%
184%
179%
Dec-19
Mar-23
Jun-23
Sep-23
Dec-23
Mar-24
Jun-24
Wholesale Brazil
Latin America
Total
Retail Brazil

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and private securities considers the last two quarters.

# Non-interest expenses

| In R$ billion | 2Q24 | 1Q24 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|
| Personnel | (6.6) | (6.5) | 2.5% | (13.1) | (12.1) | 8.4% |
| Administrative and other[1] | (6.5) | (6.0) | 7.1% | (12.5) | (11.8) | 5.9% |
| **Total - Brazil** | **(13.1)** | **(12.5)** | **4.7%** | **(25.5)** | **(23.8)** | **7.1%** |
| Latin America (ex-Argentina) | (2.0) | (1.9) | 5.2% | (3.9) | (3.7) | 6.8% |
| **Non-interest expenses (Ex-Argentina)** | **(15.1)** | **(14.4)** | **4.7%** | **(29.5)** | **(27.5)** | **7.1%** |
| Argentina | - | - | - | - | (0.6) | - |
| **Non-interest expenses** | **(15.1)** | **(14.4)** | **4.7%** | **(29.5)** | **(28.1)** | **5.0%** |



Efficiency ratio
46.3%
45.4%
44.5%
41.2%
39.7%
38.5%
44.7%
43.8%
42.7%
39.1%
37.8%
37.0%
1H19
1H20
1H21
1H22
1H23
1H24
Consolidated
Brazil



Change, highlighting investments
1H24 vs. 1H23 – in R$ billion
Investments
Core: (0.7) | +3.8%
(28.1)
4.2
(23.8)
(1.0)
(24.9)
0.5
(1.2)
(25.5)
(3.9)
(29.5)
1H23
Latin America
Brazil 1H23
Business and Technology
Brazil with investments
Efficiency program
Transactional and other
Brazil 1H24
Latin America
1H24

(1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others). Does not include PIS, Cofins and ISS.

# Capital


13.0%
+ 0.5%
- 0.2%
- 0.2%
13.1%
14.6%
1.5%²
13.1%
Mar-24 Common equity Tier I (CET I)
Net income in the quarter, dividends and interest on own capital
Prudential and equity adjustments
Risk-weighted assets¹
Jun-24 Common equity Tier I (CET I)
Jun-24 Tier I capital
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Excluding the exchange rate variation of the period.(2) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958.

Itaú Unibanco Holding S.A.

# Earnings review **2Q24**

São Paulo, **August 7th 2024**

Itaú Unibanco Holding S.A.

# Additional **information**

# Guidance 2024

**Guidance for the year remains unchanged**

| | Consolidated | Growth on a comparable basis[4] | |
|---|---|---|---|
| **Total credit portfolio[1]** | Growth between **6.5%** and **9.5%** | | |
| **Financial margin with clients** | Growth between **4.5%** and **7.5%** | Growth between **5.5%** and **8.5%** | |
| **Financial margin with the market** | Between **R$3.0 bn** and **R$5.0 bn** | | |
| **Cost of credit[2]** | Between **R$33.5 bn** and **R$36.5 bn** | | |
| **Commissions and fees and results from insurance operations[3]** | Growth between **5.0%** and **8.0%** | Growth between **5.5%** and **8.5%** | |
| **Non-interest expenses** | Growth between **4.0%** and **7.0%** | Growth between **5.0%** and **8.0%** | Core[5] expenses below inflation |
| **Effective tax rate** | Between **29.5%** and **31.5%** | | |

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.(4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses.

# Results

In R$ billion

| | 2Q24 | 1Q24 | Δ | 2Q23 | Δ | 1H24 | 1H23 | Δ |
|---|---|---|---|---|---|---|---|---|
| Operating revenues | 41.8 | 40.4 | 3.6% | 38.8 | 7.7% | 82.2 | 76.3 | 7.7% |
| Managerial financial margin | 27.7 | 26.9 | 2.9% | 26.0 | 6.4% | 54.5 | 50.7 | 7.6% |
| Financial margin with clients | 26.3 | 25.8 | 1.7% | 24.9 | 5.4% | 52.1 | 49.0 | 6.3% |
| Financial margin with the market | 1.4 | 1.1 | 32.4% | 1.1 | 31.0% | 2.5 | 1.7 | 43.5% |
| Commissions and fees | 11.3 | 10.9 | 4.4% | 10.4 | 9.4% | 22.2 | 20.7 | 7.1% |
| Revenues from insurance | 2.8 | 2.6 | 7.4% | 2.5 | 14.0% | 5.4 | 4.9 | 11.4% |
| Cost of credit | (8.8) | (8.8) | 0.2% | (9.4) | -6.7% | (17.6) | (18.5) | -5.0% |
| Provision from loan losses | (9.3) | (9.1) | 1.8% | (9.6) | -3.3% | (18.4) | (18.6) | -1.0% |
| Impairment | (0.2) | (0.1) | 32.3% | (0.0) | 3052.1% | (0.3) | (0.0) | 774.9% |
| Discounts granted | (0.6) | (0.6) | -1.5% | (0.8) | -24.7% | (1.2) | (1.7) | -26.3% |
| Recovery of loans written off as losses | 1.3 | 1.1 | 16.2% | 1.0 | 27.7% | 2.4 | 1.8 | 30.3% |
| Retained claims | (0.4) | (0.4) | 6.4% | (0.4) | 6.7% | (0.8) | (0.8) | 3.1% |
| Other operating expenses | (17.6) | (16.8) | 5.0% | (16.7) | 5.6% | (34.4) | (32.9) | 4.7% |
| Non-interest expenses | (15.1) | (14.4) | 4.7% | (14.3) | 5.6% | (29.5) | (28.1) | 5.0% |
| Tax expenses and other | (2.6) | (2.4) | 6.3% | (2.4) | 5.4% | (5.0) | (4.8) | 3.3% |
| Income before tax and minority interests | 15.0 | 14.4 | 4.0% | 12.3 | 21.6% | 29.3 | 24.1 | 21.7% |
| Income tax and social contribution | (4.6) | (4.3) | 5.7% | (3.4) | 34.9% | (8.9) | (6.6) | 35.7% |
| Minority interests in subsidiaries | (0.3) | (0.3) | 11.3% | (0.2) | 84.0% | (0.6) | (0.4) | 59.1% |
| Recurring managerial result | 10.1 | 9.8 | 3.1% | 8.7 | 15.2% | 19.8 | 17.2 | 15.5% |

# Business model

In R$ billion

| | 1H24 | | | | | 1H23 | | | | | Δ (1H24 x 1H23) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Total | Credit | Trading | Insurance & services | Excess capital | Total | Credit | Trading | Insurance & services | Excess capital | Total | Credit | Trading | Insurance & services | Excess capital |
| Operating revenues | 82.2 | 45.5 | 1.7 | 34.3 | 0.8 | 76.3 | 43.9 | 1.2 | 30.8 | 0.4 | 5.9 | 1.6 | 0.5 | 3.5 | 0.3 |
| Managerial financial margin | 54.5 | 37.3 | 1.7 | 14.8 | 0.8 | 50.7 | 36.2 | 1.2 | 12.9 | 0.4 | 3.9 | 1.1 | 0.5 | 1.9 | 0.3 |
| Commissions and fees | 22.2 | 8.2 | 0.0 | 14.0 | - | 20.7 | 7.7 | 0.0 | 13.0 | - | 1.5 | 0.5 | (0.0) | 1.0 | - |
| Revenues from insurance [1] | 5.4 | - | - | 5.4 | - | 4.9 | - | - | 4.9 | - | 0.6 | - | - | 0.6 | - |
| Cost of credit | (17.6) | (17.6) | - | - | - | (18.5) | (18.5) | - | - | - | 0.9 | 0.9 | - | - | - |
| Retained claims | (0.8) | - | - | (0.8) | - | (0.8) | - | - | (0.8) | - | (0.0) | - | - | (0.0) | - |
| Non-interested expenses and other[2] | (35.0) | (18.1) | (0.5) | (16.3) | (0.0) | (33.2) | (17.7) | (0.4) | (15.1) | 0.0 | (1.8) | (0.4) | (0.1) | (1.2) | (0.1) |
| Recurring managerial result | 19.8 | 6.5 | 0.7 | 12.1 | 0.5 | 17.2 | 5.5 | 0.5 | 11.0 | 0.3 | 2.7 | 1.0 | 0.2 | 1.2 | 0.2 |
| Average regulatory capital | 179.2 | 106.3 | 5.0 | 48.0 | 19.8 | 166.2 | 109.4 | 3.9 | 47.4 | 5.5 | 13.0 | (3.0) | 1.1 | 0.5 | 14.4 |
| Value creation | 8.1 | (0.3) | 0.4 | 8.8 | (0.8) | 5.9 | (1.8) | 0.2 | 7.5 | (0.1) | 2.3 | 1.5 | 0.2 | 1.3 | (0.7) |
| Recurring managerial ROE | 22.0% | 12.2% | 28.0% | 50.6% | 5.2% | 20.8% | 10.0% | 23.7% | 46.2% | 10.1% | 1.2 p.p. | 2.2 p.p. | 4.3 p.p. | 4.4 p.p. | -4.9 p.p. |

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries.

# Results

## 2023 income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023 excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 took into account the results for the month of July 2023 only.

| In R$ billion | 1Q23 | 2Q23 | 3Q23 | 4Q23 | 2023 |
|---|---|---|---|---|---|
| Financial margin with Clients | 23.6 | 24.5 | 25.4 | 26.3 | 99.7 |
| Service and insurance operations | 12.3 | 12.3 | 12.9 | 13.5 | 50.9 |
| Non-interest expenses | -13.5 | -14.0 | -14.6 | -15.3 | -57.5 |

Itaú Unibanco Holding S.A.

# Earnings review **2Q24**

São Paulo, **August 7th 2024**

# Attachment 03

# **2Q24** Institutional Presentation

# With 100 years of history, we are the largest bank in Latin America[1]

Market Value[1]
**USD 56.5 bn**

Total Assets[2]
**BRL 2,932 bn**

Loan Portfolio[2]
**BRL1,254.1 bn**

Recurring ROE[3]
**22.4%**

Efficiency Ratio in Brazil[3]
**37.2%**

**96.2 k**
Employees in Brazil and overseas[2]

(1) Market value on August 02nd 2024; (2) On June 30th, 2024; (3) In the 2nd quarter of 2024; (4) Brand Finance - Latin America 500 2024
Note: Loan Portfolio considers financial guarantees provided and private securities

Recurring Managerial Result
**BRL10.1 bn** in 2Q24 | **BRL35.6 bn** in 2023
94.9% Brazil | 5.1% Latin America[3]

We are the **most valuable[4] brand** in South America
**US$ 8.4 bn**

**We are a universal bank present in**

**18 countries** With **retail** operations in Latin America

We are obstinate to delight **clients,** through physical and digital services. We seek to transform ourselves whenever needed for sustainable growth

**We are the only Latin America bank making up the Dow Jones Sustainability Index since it was launched**

## ... And our values guide us towards the Itaú of the future, with ethics being the base of this journey

We
put the
client first.

We
don't have
all the answers.

To us,
ethics are
non-negotiable.

We
are driven
by results.

We value
diversity
and inclusion.

We
have each
other's back.

# Our ability to adapt, innovate and change has enabled us to get where we are now...

Click Here for more Info

**1924** — Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

**1960** — First credit and debit cards

**1970** — One of the four top data processing centers in Brazil is set up

**1979** — Itautec is created

**1980** — Banking automation begins

Technical Operations Center (CTO) is set up

**1983** — First ATM in Brazil

**1990** — First Internet providers

**2000** — First bank with no physical branches in Brazil, the Banco1.net

**2002** — New Brazilian Payment System is set up

Mobile banking in Brazil

**2002** — Acquisition of BBA gives rise to the largest investment bank in Brazil

**2007** — First iPhone is launched

**2008** — Merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

**2012** — Itaú announces a BRL11.1 billion investment in technology, innovation and client service

**2014** — Fintechs start to gain momentum

**2019** — Acquisition of ZUP speeds up digital transformation

**2020** — Change in regulation (PIX and Open Finance)

Beyond banking (iPhone pra sempre) is launched

- New product launched (Íon)
- New client solutions developed
- Checking account fees package optimization

**2022** — Corporate development
- Ideal
- TOTVS

Itaú Shop is launched

**2023** — Latest initiatives in the corporate development
- Orbia
- Avenue

- New Brand is launched Made of Future

Events in Brazil and in the world
Itaú Unibanco

# We offer an ecosystem...


Individuals
itaú
itaú Personnalité
Uniclass
From BRL4k to BRL5 k
Personnalité
Over BRL15k or more than BRL250k in total investments
itaú
Itaú Branches
Up to BRL4k
itaú
Private Bank
Over BRL15 million in investments
itaú
Very Small and Small Companies
Up to BRL50 million
Ultra
Over BRL4 billion
itaú
itaú BBA
Middle
From BRL50 million to BRL500 million
Large
From BRL500 million to BRL4 billion
Corporate
itaú BBA
itaú BBA

Integrated systems enable the best and most **complete** experience allowing our customers **full** access to **our solutions** in a simple manner.

We work to offer a **full digital** operation delivering the best products and services for our clients with a very competitive cost to serve.

The values mentioned above for individuals refer to monthly income and the values for corporate refer to annual revenue, except when indicated.

# ... with the most complete portfolio of financial products and services

## Acquiring (Laranjinha)
Digital wallets, contactless payment and more than 50 brands.

## Fund Administration
Complete portfolio through own and third-party products (open platform).

## Bank Account
Access to several services and benefits for Itaú customers.

## Loans
100% online through the app or at the branches.

## Credit Cards
We have a card for each client profile.

## Payroll Loans
Payment in fixed monthly installments, deducted directly from the paycheck.

## Currency Exchange
Complete platform to support clients' travel needs, international payments and cash management.

## Cash Management
Complete cash management solution for institutional clients.

## Derivatives
We have the right solution for any scenario.

## Mortgage
Exclusive service and support throughout the process.

## Investment Banking
Specialized team dedicated to provide advisory in the capital markets.

## Asset Management
Investment advisory and app connected to news, wallets, clients' checking account and the support of the advisory team (íon)

## Payments
Payments and Receivables done fast and safe.

## Pension Plans / Premium Bonds
No loading fee Pension Plans / Premium Bonds prize draw twice a month, monthly, and annually.

## Insurance
Complete portfolio through own and third-party products (open platform), with physical or digital service.

## Auto Loans
Vehicle financing 100% online.

**And many more solutions for our customers!**

We put the client first

# Our clients choose how they want to be served...

## Remote

- WhatsApp
- E-mail
- Telephone
- Chat
- Click to human
- Bankline
- Mobile banking
  100% of the features in the App

We serve **clients** how, when and where they **want to be served**

## In-Person

**3.3 k**
Branches

**Over 40 k**
ATMs

In Brazil and in our Other Latin American[1] operations

(1) Chile, Colombia, Paraguay and Uruguay
(2) It considers total financing contracts, transfers and payments made in all channels, except for cash.

**Digital Interactions[2] in 2Q24**

| Corporate | Individuals |
|---|---|
| 94% | 97% |

**Our footprint is constantly optimized by our clients' behavior and needs.**

# ... that's why it's so important to listen to our clients

## The client is the focus of everything we do

Our commitment: to serve our clients **where**, **when** and **how** they want to be served

Access to the **same** type of **service**, **independently of the channel**

Freedom to choose the type of relationship: **we are a digital bank with the advantage of in-person service**

Ituber Escuta

### +650k[1] calls

Leaders calling to hear direct feedback from clients and understand their experiences

ituber visita

### +1,350[1] visits

Visits that connect leadership and frontliners in the whole country on a remote basis

Papo de Cliente

### +50k[1] initiatives

Commitments assumed by branches employees, aligned with learnings, aiming to improve the client experience

**Products and Services**

The most complete product portfolio in the Brazilian financial sector, using data to provide the best offers

(1) Last 12 months.

## Our team is obstinate in delighting clients...

Broad NPS coverage in measuring businesses and journeys allows data-driven insights with UX indicators

Structured feedback process focused on the evolution of our products and services

**Robust innovation ecosystem based on clients needs**

Our clients' satisfaction is reflected in the high level of NPS from our digital application solutions

## ... and always pursue sustainable growth

# Technology enables the best service to our clients


Quality
Design
of experience integrated to the teams' daily activities
Technology
Upgrade and focus on quick problem resolutions
Client
Products
Methodologies to develop products that clients love
Data and AI
Integrated in our work methodology and developments
Speed
Efficiency

**Design, technology, products, data and AI drive business competitiveness and the best UX**

| Quality | Speed | Cost |
|---|---|---|
| -99% | +1577% | -38% |
| 6M24 x 6M18 | 6M24 x 6M18 | 6M24 x 6M20 |
| of high-impact incidents in clients' experience | of technological changes and updates implemented | of cost on transactions |

We have each other's back

# Digital and cultural transformation generates efficiency gains and competitiveness

## We are organized into multidisciplinary teams in the model of communities/tribes

Team-work to understand our clients' needs and to offer what they need when they need them

The communities are made of employees from different areas such commercial departments, technology, operations, UX, among others

**23.8 k** Employees

**> 2.8 k** Squads

## Continuous investment in technology

2Q24 vs 2018

**+ 2x** Solution development investments

**- 37%** Infrastructure costs

## Strengthening culture

Ongoing activities and processes reviews to seek efficiency gains

**> 2,000 Planned initiatives**

To optimize processes, to automatize activities, and to use data and analytics

**> 1,800** initiatives under implementation

## We create value in a consistent way

2Q24 presented the best efficiency ratio in our history for a second quarter.



44.8%
42.2%
38.7%
37.7%
37.2%
-6.8%
2.5%
8.2%
7.4%
7.3%
-8.8%
-5.4%
-3.3%
4.1%
3.0%
2Q20
2Q21
2Q22
2Q23
2Q24
Efficiency ratio - Brazil
Non-interest expenses growth compared to the same period of the previous year - Brazil
Non-interest expenses growth compared to the same period of the previous year (deflated by IPCA¹) - Brazil

(1) IPCA: Brazilian consumer price index

We value diversity and inclusion

# A diverse team is essential to better understand and serve our clients

**In December 2023, we have already met the first tier of our 2025 targets**

| | Leadership roles / Full-time[1] | Hiring flow |
|---|---|---|
| **Women** 54.5% of employees | **Leadership roles** 35.4% (target: 35% - 40%) | **Hiring flow** 53.9% (target: >50%) |
| **Black People** 28.9% of employees | **Full-time[1]** 27.5% (target: 27% - 30%) | **Hiring flow** 40.9% (target: >40%) |

to das

**PWD[2]** 5% of employees

**LGBT+** 13.0% of employees

**Age Group** 5.7% Above 50 years old

**Age Group** 35.4% Lower than 30 years old

**Age Group** 58.8% Between 30 and 50 years old

**Brazil** 96.8% of employees

**International offices** 3.2% of employees

We believe that a **diverse** and **inclusive** team contributes to our goal of being the **leading bank** in **client satisfaction** and **sustainable performance**

Note: The indicators are present in our 2023 ESG Report and are referred to December 2023. [1]Total employees by self-declaration, divided by the total number of employees. It does not consider apprenticeship or internship. [2]Considers Itaú Unibanco SA operations.

We value diversity and inclusion

# The sustainability of our performance is reinforced by our commitments to positive impact...

| | | |
|---|---|---|
| **Basis for our conduct and our way of doing things** | **Ethics in relations and business** | Maintain a healthy and ethical financial ecosystem |
| | **Inclusive management** | Promote a diverse, inclusive and healthy work environment |
| | **Responsible management** | Work with greater eco-efficiency and best practices in the value chain |
| **Positive impact through our business** | **Financial citizenship** | Take care of people's financial health |
| | **Financing in positive impact sectors** | Finance sectors that promote socio-environmental development |
| | **Responsible investment** | Provide products and services for a more sustainable economy |
| | **Inclusion and entrepreneurship** | Fostering entrepreneurship for social development |
| **Development of Brazil** | **Amazon plan** | Preserve and promote the positive impact on the region |
| | **Private social investment** | Reaffirming our pact with Brazilian society |
| **Accountability** | **Transparency of reporting and communications** | Increase transparency beyond financial results |

## Financing in positive impact sectors

Target: BRL 400 billion to sustainable development by 2025

From Aug/19 to Mai/24*:

**BRL 395 bn**

**target achievement: 99%**



Target
BRL 400 bn
by 2025

- **BRL 278.8 bn** Credit provided to positive impact sectors
- **BRL 65.9 bn** ESG Retail products
- **BRL 50.2 bn** Structuring of operations with an ESG seal

*Volume of credit and financing to positive impact sectors

# ... and by the focus in sustainable value creation


20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
20.3%
21.0%
20.8%
22.0%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
14.3%
14.4%
14.5%
13.8%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
1S23
1S24
ROE
Average cost of capital


BRL billion
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
30.8
10.2
20.6
35.6
12.3
23.3
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Increase of
37% in value creation
1S24 vs 1S23
17.2
5.9
11.3
19.8
8.1
11.7
1S23
1S24
Recurring managerial result
Value creation
Cost of capital

# We have been presenting higher revenue with a cost discipline...

## Clients NII

2Q24
**BRL 26.3 bn**

^ 1.7% 2Q24 vs. 1Q24
^ 5.4% 2Q24 vs. 2Q23

| 2Q20 | 2Q21 | 2Q22 | 2Q23 |
|---|---|---|---|
| 16.5 | 16.8 | 22.0 | 24.9 |

(BRL billion)

## Market NII

2Q24
**BRL 1.4 bn**

^ 32.4% 2Q24 vs. 1Q24
^ 31.0% 2Q24 vs. 2Q23

| 2Q20 | 2Q21 | 2Q22 | 2Q23 |
|---|---|---|---|
| 1.3 | 2.0 | 0.6 | 1.1 |

(BRL billion)

## Cost of credit

2Q24
**BRL 8.8 bn**

^ 0.2% 2Q24 vs. 1Q24
v 6.7% 2Q24 vs. 2Q23

| 2Q20 | 2Q21 | 2Q22 | 2Q23 |
|---|---|---|---|
| 7.8 | 4.7 | 7.5 | 9.4 |

(BRL billion)

## Commissions and insurance

2Q24
**BRL 13.7 bn**

^ 5.0% 2Q24 vs. 1Q24
^ 10.4% 2Q24 vs. 2Q23

| 2Q20 | 2Q21 | 2Q22 | 2Q23 |
|---|---|---|---|
| 9.9 | 11.3 | 12.3 | 12.4 |

(BRL billion)

## Non-interest expenses

2Q24
**BRL 15.1 bn**

^ 4.7% 2Q24 vs. 1Q24
^ 5.6% 2Q24 vs. 2Q23

| 2Q20 | 2Q21 | 2Q22 | 2Q23 |
|---|---|---|---|
| 12.1 | 12.6 | 13.3 | 14.3 |

(BRL billion)

## Recurring managerial result

2Q24
**BRL 10.1 bn**

^ 3.1% 2Q24 vs. 1Q24
^ 15.2% 2Q24 vs. 2Q23

| 2Q20 | 2Q21 | 2Q22 | 2Q23 |
|---|---|---|---|
| 4.2 | 6.5 | 7.7 | 8.7 |

(BRL billion)

We are driven by results

# ... without overlooking risk management

### Credit portfolio[1]

**Jun-24**
**BRL 1,254 bn**

^ 5.9% Jun-24 vs. Mar-24 | ^ 8.9% Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 811 | 909 | 1,084 | 1,152 |

(BRL billion)

### 90 days NPL[2]

**Jun-24**
**2.7%**

˅ 0.0 p.p. Jun-24 vs. Mar-24 | ˅ 0.3 p.p. Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 2.7 | 2.3 | 2.7 | 3.0 |

(%)

### 15-90 days NPL[2]

**Jun-24**
**2.3%**

˅ 0.1 p.p. Jun-24 vs. Mar-24 | ˅ 0.2 p.p. Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 1.7 | 2.5 | 2.1 | 2.5 |

(%)

### Coverage ratio

**Jun-24**
**215%**

˅ 6.0 p.p. Jun-24 vs. Mar-24 | ^ 3.0 p.p. Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 281 | 283 | 218 | 212 |

(%)

### Funding[3]

**Jun-24**
**BRL 1,434 bn**

^ 4.7% Jun-24 vs. Mar-24 | ^ 9.5% Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 1,010 | 1,042 | 1,179 | 1,309 |

(BRL billion)

### LCR[4]

**Jun-24**
**201.1%**

^ 7.0 p.p. Jun-24 vs. Mar-24 | ^ 21.4 p.p. Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 179 | 181 | 146 | 180 |

(%)

### NSFR[5]

**Jun-24**
**122.3%**

˅ 3.6 p.p. Jun-24 vs. Mar-24 | ˅ 5.6 p.p. Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 123 | 123 | 120 | 128 |

(%)

### Tier I capital ratio

**Jun-24**
**14.6%**

^ 0.1 p.p. Jun-24 vs. Mar-24 | ^ 1.0 p.p. Jun-24 vs. Jun-23

| Jun-20 | Jun-21 | Jun-22 | Jun-23 |
|---|---|---|---|
| 12.1 | 13.5 | 12.6 | 13.6 |

(%)

(1) Includes financial guarantees provided and private bonds; (2) Excluding the effect of credit sales (more details in the report "Management analysis of the operation and complete financial statements 2Q24"); (3) Deposits + Debentures + TVM Obligations + Loans and Transfers; (4) LCR - Liquidity Coverage Ratio; (5) NSFR - Net Stable Funding Ratio.

We are driven by results

# We expect to continue delivering solid performance...

| Guidance 2024 | Consolidated | Growth on a comparable basis[4] | |
|---|---|---|---|
| Total credit portfolio[1] | Growth between 6.5% and 9.5% | | |
| Financial margin with clients | Growth between 4.5% and 7.5% | Growth between 5.5% and 8.5% | |
| Financial margin with the market | Between R$3.0 bn and R$5.0 bn | | |
| Cost of credit[2] | Between R$33.5 bn and R$36.5 bn | | |
| Commissions and fees and results from insurance operations[3] | Growth between 5.0% and 8.0% | Growth between 5.5% and 8.5% | |
| Non-interest expenses | Growth between 4.0% and 7.0% | Growth between 5.0% and 8.0% | Core[5] expenses below inflation |
| Effective tax rate | Between 29.5% and 31.5% | | |

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.(4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina. (5) Calculated based on Brazil core expenses.

# ... exploring possible growth paths in different businesses

## Individuals

**More engagement and principality**

iPhone pra Sempre

Itaú Shop

Samsung no Itaú.

Inteligência Financeira

One Itaú - one of the main levers in the short term to intensify relationships with our clients

Corporate development – guarantee the most complete portfolio of products and services

Beyond banking - Solutions platform that goes beyond the banking needs of our clients

## Insurance

**Potential growth in the sector and increase penetration in our individual and corporate client base throughout own and third-party products**

More than 20 products and services offered at our open platform and more than 15 partners

## Corporate

**Strength of client relationship**

Increase of client base, mainly for lower-revenue clients, through a new commercial proposal focused on delivering a digital operation with a specific value offer.

## Large Corporate

Continue growing with leadership in the large corporate business in both credit and capital market solutions

Investor Relations
(11) 2794-3547 | ri@itau-unibanco.com.br | https://www.itau.com.br/relacoes-com-investidores/en/